NFJ Dividend, Interest & Premium Strategy Fund                                                                                                                        Annual Shareholder Meeting Results
July 31, 2009 (unaudited)

The Fund held its annual meeting of shareholders on July 14, 2009.

Shareholders of NFJ Dividend, Interest & Premium Strategy voted to re-elect  R. Peter Sullivan III and Diana L. Taylor as Trustees as indicated below.

	Affirmative	Withheld Authority
Re-election of R. Peter Sullivan III – Class II to serve until 2012	83,443,176	4,790,037
Re-election of Diana L. Taylor*  Class II to serve until 2012	83,417,820	4,815,393

Hans W. Kertess, Paul Belica, Robert E. Connor, John C. Maney and William B. Ogden IV continue to serve as Trustees.

*Diana Taylor resigned as Trustee of the Funds on September 10, 2009.